UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

MACE SECURITY INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

554335109

(CUSIP Number)

Bruce C. Rosetto, Esq.

Rebecca G. DiStefano, Esq.

Greenberg Traurig, P.A.

5100 Town Center Circle, Suite 400

Boca Raton, FL 33486

Tel. 561.955.7600

__________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Not applicable

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 554335109	13D	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Louis D. Paolino, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 2,780,640 (includes currently exercisable options to purchase 1,889,682 shares of common stock)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,780,640 (includes currently exercisable options to purchase 1,889,682 shares of common stock)
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,780,640 (includes currently exercisable options to purchase 1,889,682 shares of common stock)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 554335109	13D	Page 3 of 6 Pages

This Amendment No. 4 to the Statement on Schedule 13D, dated May 28, 1999, (the "Original Statement"), filed by Mr. Louis D. Paolino, Jr. ("Mr. Paolino" or the "Reporting Person"), as amended on July 15, 1999 ("Amendment No. 1") December 10, 2004 ("Amendment No. 2”) and December 23, 2004 (“Amendment No. 3”), is hereby amended by this Amendment No. 4, filed on July 17, 2008 ("Amendment No. 4" or, this “Statement”) to reflect changes in the information previously filed relating to the shares of common stock, par value $.01 per share (the “Common Stock”) of Mace Security International, Inc., a Delaware corporation (the "Company") owned by the Reporting Person. This Amendment No. 4 is being filed by the Reporting Person only.

Item 1.

SECURITY AND ISSUER.

Item 1 is hereby amended by replacing the second sentence in its entirety with the following sentence:

The address of the principal executive offices of the Company is 401 East Las Olas Boulevard, Suite 1570, Fort Lauderdale, Florida 33301.

Item 2.

IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

(a) – (c) This Statement is filed by the Reporting Person, Mr. Paolino.  Mr. Paolino’s current address is 2626 Del Mar Place, Fort Lauderdale, Florida 33301. Mr. Paolino is the former Chairman of the Board of Directors (the “Board”) and former Chief Executive Officer of the Company.

(d) - (e)  During the last five years, Mr. Paolino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Paolino is a citizen of the United States.

Item 4.

PURPOSE OF TRANSACTION.

Item 4 is hereby amended as follows:

Subject to market and business conditions and other factors described in this Statement, Mr. Paolino may purchase additional shares of Common Stock, maintain his present ownership of Common Stock or sell some or all of the Common Stock, including without limitation, engage in short sales of shares of the Company’s Common Stock.

Mr. Paolino was terminated by the Board from his positions as Chairman of the Board and Chief Executive Officer of the Company on May 20, 2008 and has since filed a Demand for Arbitration (“Demand”) with the American Arbitration Association in Philadelphia, Pennsylvania on or about June 9, 2008.  Mr. Paolino’s Demand is related to: (a) the Company’s alleged wrongful termination of Mr. Paolino from the positions Chairman and Chief Executive Officer and related alleged breach of Mr. Paolino’s employment agreement; (b) the Company’s alleged defamation of Mr. Paolino’s character; and (c) the Company’s alleged failure to fully disclose in its public reports material facts relating to the financial condition of the Company.

CUSIP No. 554335109	13D	Page 4 of 6 Pages

More specifically, Mr. Paolino believes that his termination was in retaliation to his demands to the Board to make full and prompt disclosures of material facts relating to the Company’s financial condition and other matters in its 1st quarter 2008 Form 10-Q filing. Mr. Paolino has additionally stated in the Demand that the Company published malicious, false and defamatory statements in a recent press release and Form 8-K of the Company which has defamed his professional reputation and character, including without limitation statements that he was discharged for “willful misconduct” and that he failed to follow the Board’s instructions or sufficiently perform his supervisory duties.  Mr. Paolino repudiates these and other statements made by the Company as defamatory and patently false.

Additionally, on June 25, 2008, Mr. Paolino filed a claim with the United States Department of Labor for discriminatory, retaliatory and unlawful discharge in violation of 18 U.S.C. §1514A, a statutory provision of the Sarbanes-Oxley Act of 2002 (the “DOL Complaint”).  The DOL Complaint alleges Mr. Paolino was terminated for engaging in a protected activity, namely, providing material risks, facts and information to his supervisors, the Board, to be disclosed in the Company’s public reports.

Copies of the Demand and DOL Complaint are attached to this Statement as Exhibits 99.1 and 99.2.

Item 5.

INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended as follows:

(a) Mr. Paolino beneficially owns 2,780,640 shares of the Company's Common Stock, or 15.1% of the outstanding shares of the Company’s Common Stock (based upon 16,465,253 shares outstanding as of May 12, 2008, according to the Company’s Form 10-Q report filed with the Securities and Exchange Commission on May 15, 2008). Of the 2,780,640 shares beneficially owned by the Reporting Person, 1,889,682 shares are subject to options that are currently exercisable.

(b) Mr. Paolino has sole voting and dispositive power over the Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Description

99.1

Demand for Arbitration

99.2

Complaint filed with the Department of Labor

CUSIP No. 554335109	13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2008	/s/ Louis D. Paolino, Jr.
Louis D. Paolino, Jr.

CUSIP No. 554335109	13D	Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit No.

Description

99.1

Demand for Arbitration

99.2

Complaint filed with the Department of Labor